Exhibit 99.1

Brussels, 26 March 2014 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The Notes (as defined below) are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Press Release or any of its contents.

Anheuser-Busch InBev announces EUR 2,500 million notes issuance

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) announced today that it has completed the pricing of EUR 850 million aggregate principal amount of floating rate notes due 29 March 2018, which will bear interest at an annual rate of 38 basis points above three-month EURIBOR; EUR 650 million aggregate principal amount of notes due 30 September 2021, which will bear interest at an annual rate of 1.95%; and EUR 1,000 million aggregate principal amount of notes due 31 March 2026, which will bear interest at an annual rate of 2.70% (together, the “Notes”). The Notes will be issued on 31 March 2014.

The use of proceeds is for general corporate purposes. The Notes will be issued by Anheuser-Busch InBev SA/NV under its Euro Medium Term Note programme base prospectus published on 22 August 2013, as supplemented by a first supplemental prospectus dated 5 November 2013 and a second supplemental prospectus dated 25 March 2014. Anheuser-Busch InBev SA/NV is currently rated A2 (Moody’s) and A (Standard and Poor’s). Certain subsidiaries of Anheuser-Busch InBev SA/NV will provide guarantees in respect of the Notes.

The Notes are being offered and sold to investors in certain jurisdictions outside the US to non-US persons pursuant to Regulation S under the US Securities Act of 1933, as amended.

It is expected that the Notes will be listed in due course on the London Stock Exchange.

Brussels, 26 March 2014 – 2 / 2

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its more than 150,000 employees based in 24 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit:

www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com
Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

The Notes have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the Notes are being offered only outside the US to non-US persons in reliance on Regulation S under the Securities Act. There will be no public offer of the Notes in the United States or in any other jurisdiction.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

The distribution of this announcement and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.